JIBBY COFFEE

⚡ Enhancing Coffee with Superfoods—for Energy, Mood, & Stress Relief


JIBBY
oat milk latte
JIBBY
cold brew coffee

jibbycoffee.com New York, NY

Food & Beverage | Ecommerce | Consumer Goods | Retail | B2C

Highlights

1. ⚡ 450% YoY revenue growth
2. ⭐ 4.7 average rating across 100K+ cans sold
3. ☕ Taking on the $465B global coffee market
4. Featured in VICE, Thrillist, US News, and other leading tastemakers
5. ✌️ 1% for the Planet Members for sustainable coffee farming & mental health support
6. Defining the emerging CBD Coffee category with over 350+ retailers in the US
7. Gen Z and minority founding team backed by industry veterans from PepsiCo, Celsius, & Boomchickapop

Our Team



James Reina Cofounder & CEO

Before founding Jibby, James was a 2x founder—finding success in coffee and eCommerce. He started roasting with his coffee-fanatic mother when he was just 11 years old, and bootstrapped a neighborhood cafe in Brooklyn at 17.



Alvaro Ortega Cofounder & COO

Alvaro managed operations for two $1M/year CPG brands (at the same time!) Before that, he was the Director of an Impact Investment Fund, helping underserved businesses raise capital. Plus, he's a stellar cold brewer.



Laura Brooks Fractional CMO

Laura is a growth whiz — our marketing & eComm expert. She's been part of 2 successful acquisitions including VP of Marketing & eComm at Solid Gold Pet to H&H Group for $163M and Director of Marketing at Angie's Boomchickapop to Conagra for $250M.



Peter Strnad Fractional Innovation, R&D

Peter is our in-house CPG data geek. With over 20 years of experience across PepsiCo, Mars, & MillerCoors—Peter is essential to Jibby's positioning, strategy, & product development.



Symon Rowlands Fractional Field Marketing

Beverage marketing is in Symon's DNA. His experience comes from some of the biggest names in beverage—Monster, Muscle Milk, and Celsius. He's been an integral advisor to Jibby, making sure we get liquid to lips as efficiently as possible.

What if Your Morning Ritual Was Also Your Wellness Routine?



The modern world has become increasingly chaotic and stressful, and it's wreaking havoc on our minds and bodies. Our reliance on quick fixes like caffeine-heavy energy drinks, sugar-filled snacks, and digital distractions only amplify the strain.

It's time for a change.

In increasing fashion, Americans are looking for food and beverage to help with mental health, stress, brain power, and energy. Demand for functional foods is exploding—especially among Gen Z and Millennials.

86% Americans would **pay a premium** for food and beverages with added **functional benefits**.


8-in-10 Americans
drink coffee every day
Kerry, 2022 — Statista, 2022

That's Where Jibby Comes in

Jibby is just like your morning coffee or tea, only it's brewed with superfoods—providing you energy, mood balance, stress relief, and more.

We've harnessed the incredible natural benefits of cannabinoids and adaptogens and brewed them into every cup. No need to start a new regimen or change your diet, Jibby is a wellness solution that fits seamlessly into the daily ritual of more than 2/3rds of Americans.


Daily rituals hold the keys to consistency in our wellness journey
JIBBY
cold brew coffee
oat milk latte

What's in Jibby? Superfoods, Adaptogens, CBD, and more

We captured the essence of what makes coffee great—the taste, the ritual, and the energy—while eliminating undesirable effects like crashes, anxiety, jitters, poor sleep, and digestive issues.

Our unique blends combine carefully extracted low-acidity coffees & teas with natural superfoods to help improve energy, focus, mood, sleep, gut health, and immunity. The result is a delicious morning ritual that goes beyond traditional coffee.


We use unique blends of these natural superfoods to help regulate energy, stress, mood, and more
Hemp-CBD
Mood & Stress
Collagen
Healthy Skin & Joints
Ginkgo Biloba
Fights Inflamation
Acacia Fibre
Gut Health & Digestion


Turmeric
Antioxidant powerhouse
Lion's Mane
Memory & Focus
MCT Oil
Clarity & Cognition

Our Founder's Natural Wellness Journey


"For years, I was stuck in a cycle of poor habits and stress from a fast-paced job. The toll on my well-being was undeniable.
I knew something had to change.
In my quest for natural wellness, I began to mix superfoods like adaptogens, CBD, and functional mushrooms into my morning coffee.
This simple act turned into a game-changing ritual. The result was immediate—I felt more energetic, focused, and genuinely healthier, showing me the incredible potential of natural ingredients for sustained wellness."
Alvaro Ortega
Cofounder & COO
JIBBY

Jibby Exists at the Intersection of 4 Behemoth Trends


Distrupting the $465B Coffee Market
Coffee
$465B market growing at 7.6%
CBD / Hemp
$25B market growing at 8%
$121B market growing at 8%
Functional Beverages
JIBBY
$4B market growing at 8%
Adaptogens
Research and Markets Global Adaptogens Market - Forecasts from 2020 to 2025
Mordor Intelligence: Functional Mushroom Market (2021-2026)
Research and Markets: Functional Beverages Global Market Report 2021
Data Bridge Global Caffeine Substitute Market 2021-2028
Research and Markets "Global Coffee Market (Value, Volume)"

By capitalizing on these four intersecting trends, we're positioned at the forefront of the wellness revolution—or as we like to call it the *Fourth Wave of Coffee*. We're riding the wave of consumer preferences, providing coffee enthusiasts with a flavorful and functional experience that aligns with their lifestyle. Join us as we continue to grow, redefine the coffee industry, and make our mark on the ever-evolving world of wellness.

Adaptogens, Ritual, & Subscription—Three Pillars of Success


Adaptogens


Health benefits are compounding—becoming more effective with consistent use
Ritual
Coffee & Tea habits mean that everyday ritual becomes everyday wellness
Subscription
Convenient access, cost savings, and personalized experiences foster loyalty

Adaptogens work better over time through consistent use. By pairing them with daily rituals, and offering a super convenient subscription service, we unlock a powerful consumer lifecycle.


"Absolutely the best way to start the day"
- Michelle Bennett, year-long subscriber
100K+
Cans served
32%+
DTC reorder rate
29%+
MoM growth 2022
4.7
Average review

New Products Broaden Addressable Market & Increase Retention

While coffee and CBD have been Jibby's introduction to the world, the heart of our brand lies in the power of Ritual and Functional Wellness. This summer, we're rolling out a new line of Mind+Body Instant Coffee, Matcha, and Chai.


Current core lineup
Launching this Summer!
CBD Beverage
Ready-to-drink cans
• 43% gross margin
• Define CBD Coffee Category
• Capitlize on regulation
• First-mover inertia
Mind+Body Line
Instant Powder Mixes (non-CBD)
• 70%+ gross margin
• Launch Amazon, Thrive, & DTC
• Roll-out to existing retailers
• Address new use-cases like energy, gut-health, beauty, etc.

By leveraging our expertise in functional-superfood formulations, we can introduce new products that meet the evolving needs of our health-conscious consumers. With our innovative mindset, we have a clear path toward channel

diversification into the direct-to-consumer space to reach new consumers where our retail footprint is limited.

Building on Existing Success and Distribution


Defining the 4th Wave of Coffee, starting with our CBD lattes
350+
Active retailers
Focused on velocity & regional density
$250K
Sales since '21 launch
Excpted to reach $600-800K in 2023
450%
YoY growth ('21-'22)
Driven by retail & distribution success
New York City
Miami

Note: future projections not guaranteed.

We're boosting our current retail footprint by launching new products within these spaces. Thanks to strong partnerships in our core markets, new items are set to launch into healthy existing demand. Plus, new *non-CBD* products allow us to launch onto Amazon, Thrive Market, and run ads on Meta forthe first time


Engaged Retailers from Expo West
We're speaking with the nation's top retail chains—some announcing their acceptance of the CBD category, others asking for our new, non-CBD functional coffees
JIBBY COFFEE
JIBBY
9

Scaling for Success in the Functional Beverage Market


Sales driven by distribution growth and subscription focused product innovation
Wholesale Direct
Distributor/Retail
DTC
$800,000
$600,000
$400,000
Quarterly projections thru 2024
$0.3M
$0.5M
$0.6M
$0.7M
$0.7M
0.1 M
0.1 M
0.2 M
0.2 M
0.4 M
0.4 M
0.4 M


$200,000
$0
$0.0M
$0.0M
$0.1M
$0.1M
$0.1M
$0.1M
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
Q4 24
'24 EoY Run-Rate
This slide contains forward projections which cannot be guaranteed
FY22 $0.21M
FY23 $0.42M
FY24 $2.4M

Target Audience: Tapping into the Growing Wellness Market

Our customers are a growing segment of conscious consumers who prioritize health, sustainability, and personal well-being. These individuals seek products and brands that align with their values and contribute to a positive impact on both themselves and the planet.


JIBBY
Lifestyle of Health And Sustainability
1-in-4
Americans Identify as LOHAS
$290B
in purchasing power
Top Health Concerns of Gen Z & Millennials
Mental Health 40%
Amount of stress 34%
My weight 33%
Quality of sleep 28%
Amount of sleep 28%
(n=3273)
Coefficient Capital, 2022

Health & Sustainability

- Low Calorie & Natural: All our products are 100 calories or less (<50% of leading canned & bottled coffee drinks). We use ingredients derived from plants and natural sources. All our beverages are plant-based and gluten-free.
- Quality and Transparency: All products are made with Certified Fair Trade commodities with coffee, tea, sugar, and cacao farmers being paid a premium for their goods.
- Organic Certification: We are actively working towards organic certification, ensuring that our products are free from synthetic pesticides and GMOs.
- Sustainable Packaging: We are committed to minimizing our environmental footprint. Currently, all our beverages are sold in aluminum packaging which is infinitely recyclable. We will continue exploring compostable packaging materials, providing an eco-friendly solution for our customers.


A committment to ethical sourcing and sustainable growth
1% FOR THE PLANET
FAIR TRADE CERTIFIED
USDA ORGANIC
*coming soon

From the get-go, we've made a commitment to sustainability and transparency. All of our products are now made using Fair Trade Certified Ingredients, and organic whenever possible.

Cultural Trend-Setters are Taking Notice



BEVNET
BECOME A BEVNET/NOSH INSIDER TODAY!
Jibby Coffee Expa
Partnership With
Florida and Texas
SFGATE
drank Jibby's CBD-infused co
week, and look at me now
Nobody talk to me until I've had my cannabidiol
Joshua Sargent
VICE
This CBD Cold Brew Helped Me Beat the Jitters and Get Back Into Coffee
For over a decade, I thought I was too caffeine-sensitive for coffee-CBD-infused cold brew changed the game for me.
By Angel Kilmister
thrillist
Espress-no Martini with Jibby Cold Brew
Skip the vodka and claim some calm with this 25 mg can of Colombian cold brew. Although a far cry from a true martini, you can add a splash of soda water and lime to mimic the tang of alcohol for a CBD coffee mocktail that delivers the same, if not more, rejuvenating effects.
DIELINE
BEVERAGE PACKAGING
Coffee Has Never Looked This Relaxing, Meet Jibby
GEAR PATROL
Jibby Launches CBD Matcha Powder
Jibby initially set out to create CBD infused, ready-to-drink coffee and matcha lattes that could offer fans ample – "jitter-free" – caffeine. Now it's expanding on its popular lineup with a new Stone Ground Matcha with CBD. Sourced directly from

Jibby's brand identity is the cornerstone of our success, setting us apart in a crowded market. It's the key to our exceptional customer retention, deep engagement, and the organic word-of-mouth growth that fuels our expansion.



These principles extend further with our community-driven approach to fundraising. By bypassing traditional Venture Capital routes and engaging in a Community Round on WeFunder, we empower our community to have a stake in our success. This unique approach not only provides us with financial support but also strengthens our brand identity as a movement driven by our customers themselves.

Disruptors like Jibby are Cashing in

Trailblazers in the functional food and beverage space are achieving sky-high valuations.

JIBBY   MUD\WTR™   SUPER COFFEE   Athletic Greens


$5M
2 years in market
vs.
$150M
5 years in market
$500M+
8 years in market
$1.2B
13 years in market
*Data from Pitchbooks, 2023
Forward-looking projections cannot be guaranteed

We invite you to join us on this exciting journey as we revolutionize the coffee industry. With Jibby Coffee, we are not only reimagining what a cup of coffee can be but also empowering coffee lovers to embrace a healthier and more fulfilling daily ritual. Together, let's change the way the world enjoys their coffee and embrace the power of adaptogens for a truly transformative experience.


Join the Jibby Coffee Revolution
JIBBY
oat matcha latte
cold brew coffee
oat milk latte


Mr. Jibby
& the Team